Coleman Cable, Inc.
1530 Shields Drive
Waukegan, Illinois 60085
March 16, 2009
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0409

Re:	Request for Withdrawal of Post-Effective Amendment No. 4 to Registration Statement on Form S-1 (File No. 333-138750) filed on March 13, 2009 (Accession No. 0000950137-09-001839)
Ladies and Gentlemen:
Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “Securities Act”), Coleman Cable, Inc., a Delaware corporation (the “Company”), hereby requests the withdrawal of Post-Effective Amendment No. 4 (“Post-Effective Amendment No. 4”) to the Registration Statement on Form S-1 (File No. 333-138750) (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) on March 13, 2009. Post-Effective Amendment No. 4 was inadvertently filed under the incorrect form type in the Commission’s Electronic Data Gathering and Retrieval system and is currently reflected as a post-effective amendment filed to provide updated prospectus information (POS AM) instead of a post-effective amendment filed solely to add exhibits to a registration statement (POS EX) pursuant to Rule 462(d) under the Securities Act as was stated on the face of the filing. The Company wishes to withdraw Post-Effective Amendment No. 4 to correct this error. The Company intends to file a revised Post-Effective Amendment No. 4 solely to rectify the EDGAR filing error specified above. No securities were sold under Post-Effective Amendment No. 4.
Please contact our counsel, James J. Junewicz of Winston & Strawn LLP, at (312) 558-5257 if you have any questions.

Very truly yours, Coleman Cable, Inc.
By:	/s/ G. Gary Yetman
G. Gary Yetman
President and Chief Executive Officer

cc: James J. Junewicz